Correspondence

February 23, 2006

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	SMART TRUCK SYSTEMS, INC. Registration Statement on Form SB-2 Amendment No. 5 filed February 24, 2006 File No. 333-128107

Dear Mr. Riedler:

        Thank you for reviewing the above SB-2 form to assist in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.

FORM SB-2

Exhibit 23.2

1.	Please revise your consent to reference the dual dates of your auditors report.

RESPONSE:

        The items have been revised with new language redlined.

Selected Financial Highlights, page 4

2.	Please provide the information for the six months ended December 31, 2005 instead of the quarter ended December 31, 2005.

RESPONSE:

        The items have been revised with new language redlined

Description of the Business, page 19

1.	We note the revisions pursuant to comment 3. As February 2006 is almost ended, please either update the time estimates as to when you will deliver the side loaders to Honolulu or state that you have delivered them, as applicable.

RESPONSE:

        The items have been revised with new language redlined.

Note 1- Summary of Accounting Policies, page F-7

History 1 – Summary of Accounting Policies, page F-7

3.	We note your response to comment number 5. To clarify why this transaction was recorded as a reverse acquisition, please expand your disclosure to identify Homesmart.com as the legal acquirer who issued the shares to acquire Smart Truck. It is unclear why being a shell would necessarily result in a reverse acquisition accounting. It appears that you accounted for this merger as a reverse acquisition because the shareholders of the legally acquired company smart Truck, obtained a majority of the shares of the combined entity. If this is correct, please revise your disclosure accordingly to include this information.

RESPONSE:

        The items have been revised with new language redlined.

Balance Sheet, FR-2.

4.	Please revise your balance sheet to show the comparative financial information as of June 30, 2005 and not December 31, 2004.

RESPONSE:

        The items have been revised with new language redlined as FR-2

Statement of Income, page FR-3

5.	In accordance with Instruction 1 to Item 310 (b) of Regulation S-B, please revise your statement of Income to include the financial information for the six months ended December 31, 2005 and the comparable period of the preceding fiscal year.

RESPONSE:

        The section has been revised with new language redlined on pages FR-3

Statement of Cash Flows, page FR-5

6.	Your Statement of Cash Flows should show the period from the latest fiscal year end to the interim balance sheet date (July 1, 2005 through December 31, 2005) and the corresponding period in the prior fiscal year and not the activity for your period form October 1, 2005 through December 31, 2005. Please revise your financial statements accordingly.

RESPONSE:

        The section has been revised with new language redlined on pages FR-5

        Please be advised that the issuer does not intend to request acceleration of the effectiveness of the registration statement until such time that it has confirmed with the staff there are no further comments. Please contact me as necessary at the address, telephone and fax numbers below.

Sincerely, /s/ DENNIS BROVARONE Dennis Brovarone, Attorney and Counselor at Law 18 Mountain Laurel Drive Littleton, Colorado 80127 Phone: (303) 466-4092 FAX (303) 466-4826